Litman/Gregory Fund Advisors LLC
4 Orinda Way, Suite 200-D
Orinda, CA 94563

April 30, 2010

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C.  20549

Re:	Masters’ Select Funds Trust (the “Trust”)
File Nos.: 333-10015 and 811-07763

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”) in response to the comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC on April 27, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 45 to its registration statement.  PEA No. 45 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 26, 2010, and is designated to become effective on April 30, 2010.  The purpose of PEA No. 45 was to conform the Funds’ Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. 46 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, including updating financial and performance information; and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to the Staff’s comments are as follows:

Prospectus (All Summary Sections)

1.
Regarding the Investment Objective for each Fund, please confirm that the secondary phrase is considered to be part of the Fund’s investment objective.  If not, please move the phrase to the Fund’s “Item 4 – Principal Strategies” discussion.

The Trust responds by confirming that the referenced secondary phrase is considered to be part of each Fund’s investment objective and has retained the phrase accordingly.

2.
Regarding the Fees and Expenses table in each Fund’s Summary Section, please confirm whether the Funds incurred any Acquired Fund Fees and Expenses (“AFFE”) in an amount greater than 0.01% to warrant adding a specific line item to the table.

The Trust responds by confirming that none of the Funds incurred an amount greater than 0.01% of AFFE.  Any AFFE incurred by a Fund is included as part of the “Other Expenses” line item of the table.

3.	In the Principal Strategies section, where applicable, please expand on the types of equity securities in which each Fund may invest.

The Trust responds by expanding the disclosure, where applicable, to state that equity securities in which the Fund may invest include common stock, preferred stock and convertible debt securities.

4.
In the Principal Strategies section of the Masters’ Select Equity Fund, it states that the Fund may invest in foreign securities.  If applicable, please state that the Fund may also invest in emerging markets.

The Trust responds by confirming that the Fund may invest in emerging markets and has expanded the disclosure accordingly.

5.	In the Principal Strategies section of each Fund’s Summary Section, please include disclosure regarding the Fund’s “sell” strategy.

The Trust responds by adding disclosure regarding each Fund’s sell strategy to the Principal Strategies sections as suggested.

6.
In the Principal Strategies section of the Masters’ Select Value Fund, it states that the Fund seeks to “deliver a value-oriented portfolio that is prudently diversified in terms of the number of stocks.” [emphasis added]  The term “diversified” appears to be inconsistent with the Fund’s characteristic as a “non-diversified” fund.  Please consider using an alternative word.

The Trust responds by revising the wording as suggested to state that the Fund’s investments are “varied.”

7.	In the Performance section of each Fund Summary Section, please revise the introductory paragraph so that it conforms to the Instruction under Item 4(b)(2)(i) of Form N-1A.

The Trust responds by revising the paragraph as suggested.

8.	In the Performance section of each Fund Summary Section, please revise the paragraphs after the Average Annual Total Returns table as shown below, as applicable:

~~Prior to April 30, 2009, the Fund’s Institutional Class was an unnamed share class.~~  The Fund’s Investor Class commenced operations on April 30, 2009.  Performance shown prior to the inception of the Investor Class reflects the performance of the Institutional Class, adjusted to reflect expenses applicable to Investor Class shares.  ~~Because the fees and expenses vary between classes, performance will vary with respect to each class.~~

The Trust responds by revising the paragraph as suggested.

9.
In the Performance section of each Fund Summary Section, please revise the “After Tax Returns” paragraph so that it conforms to the Instruction under Item 4(b)(2)(iv) of Form N-1A.  Please delete the sentence stating that the Index returns shown do not take taxes into account.  Furthermore, only include the sentence regarding the “Return After Taxes on Distributions and Sale of Fund Shares” if it applies to the actual returns shown in the table.  When the sentence is included, please be specific as to why the returns are higher than the other returns.

The Trust responds by revising the paragraph as suggested.

10.
In the “Portfolio Turnover” section for the Masters’ Select International Fund, please add risk disclosure relating to the portfolio turnover being greater than 100% if it is expected that the portfolio turnover for the Fund will normally be greater than 100%.

The Trust responds by adding the disclosure as suggested.

11.
At the end of each Fund’s Summary Section, please add the disclosure required by General Instruction C.3.(c)(iii), which states that “For more information about purchase and sale of fund shares, tax information and financial intermediary compensation, please turn to Summary of Other Important Information Regarding Purchase and Sale of Fund Shares on page 24 of the prospectus.”

The Trust responds by adding the disclosure as suggested.

12.
Under Principal Strategies for the Masters’ Select Value Fund and the Masters’ Select Focused Opportunities Fund, please define “high-yield bonds” as “junk bonds.”  Additionally, please include disclosure regarding the lowest investment grade possible for the Fund’s investment.

The Trust responds by adding the disclosure as suggested.

13.
Under the Principal Risks sections for the Masters’ Select Value Fund and the Masters’ Select Focused Opportunities Fund, please move the first sentence of the “Non-Diversification Risk” disclosure to the Principal Strategies discussion.  The statement is not a risk.

The Trust responds by moving the disclosure as suggested.

14.
In the Masters’ Select Smaller Companies Fund’s Summary Section, under Principal Strategies, it states that the Fund may invest in small and mid-sized companies.  Supplementally please explain how investing in mid-sized companies is consistent with the Fund’s name.  Alternatively, please consider changing the Fund’s name or the Fund’s investment policy.

The Trust responds respectfully by maintaining that the Fund’s strategy of investing in mid-sized companies is consistent with the Fund’s name.  The term “smaller companies” is meant to refer to companies that are “smaller” than large-cap companies.  The term is defined in both the Fund’s Summary Section on page 17 and under the Item 9 discussion on page 54 as follows:

“Litman/Gregory defines a “Smaller Company” as one whose market capitalization falls below the market capitalization of the largest company in the Russell 2500® Index which, as of March 31, 2010, was $10.5 billion.  The Russell 2500® Index measures the performance of 2,500 small and mid-sized companies with market capitalizations averaging $2.5 billion as of March 31, 2010.”

Hence, the Trust believes that the Fund’s investment in small and mid-sized companies is appropriate given its name and declines to change its name or its investment policy.

15.	In the summary of Items 6-8 on page 23 of the Prospectus, please provide a heading to reference those items.

The Trust responds by adding a heading named: “Summary of Other Important Information Regarding Purchase and Sale of Fund Shares.”

16.
In the “Tax Information” section, please remove the phrase “are taxable, and” so that the sentence reads: “The Fund’s distributions will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”  Additionally, please remove the last sentence of the paragraph in its entirety.

The Trust responds by making the changes as suggested.

Prospectus (How to Sell Shares)

17.	In the first paragraph, second sentence of “How to Sell Shares” section, please remove the phrase “and accepted.” Consider defining “good order” if applicable.

The Trust responds by making the changes as suggested.

Statement of Additional Information

18.	On page B-2, please state whether each Fund’s investment objective is fundamental or not. If the investment objective is non-fundamental, please include that information in the Prospectus.

The Trust responds by adding disclosure to the SAI that each Fund’s investment objective is fundamental.

19.	On page B-21, under Non-Fundamental Policies no. 1, please add a description of Section 12(d)(1) limits.

The Trust responds by adding the disclosure as suggested.

20.	On page B-21, under Non-Fundamental Policies no. 2, please clarify that it is 15% of the Fund’s “net” assets that may be restricted.

The Trust responds by adding the disclosure as suggested.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comment.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Kenneth E. Gregory
Kenneth E. Gregory
President
Masters’ Select Funds Trust

cc:       Mitchell Nichter, Esq., and Marisa Rolland, Esq., Paul, Hastings, Janofsky & Walker LLP